UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

On May 1, 2020, Todos Medical Ltd. (the “Company”) entered into a letter agreement with Toledo Advisors, LLC (“Toledo”) pursuant to which the Company agreed to convert aggregate principal amount of Notes of the Company of $119,295.70 plus $2,844.82 of accrued interest into 6,107,026 of its ordinary shares to Toledo. The Company has now extinguished the $295,000 in notes purchased by Toledo as disclosed on Form 6-K on February 28, 2020

On May 2, 2020, the Company agreed to exchange aggregate principal amount of $100,000 of trade debt held by MDM Worldwide Solution, Inc. for 5,000,000 ordinary shares of the Company. The Company had agreed to this exchange in February 2020, and is hereby memorializing that agreement.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1	Letter Agreement dated May 1, 2020.
99.2	Exchange Agreement dated April 13, 2020.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: May 8, 2020

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